Explanation of Responses

(4) Includes 548,411 shares held by VFI, a Delaware limited partnership, and 104,858 shares held by VFII, a Delaware limited partnership. The Vertical Group,
L.P., a Delaware limited partnership, is the sole general partner of each of VFI and VFII, and The
Vertical Group GP, LLC controls The Vertical Group,
L.P. Mr. Emmitt is a Member and Manager of The Vertical
Group GP, LLC, which controls The Vertical Group, L.P.
All ordinary shares indicated as owned by Mr. Emmitt are included because of his affiliation with The
Vertical Group, L.P. Mr. Emmitt disclaims beneficial ownership of all securities that may be deemed to be beneficially owned by The Vertical Group, L.P., except to the extent of any indirect pecuniary interest therein. This Form 4 shall not be deemed an admission that Mr. Emmitt or any other person referred to herein is a beneficial owner of any securities for purposes of
Section 16 of the Securities Exchange Act of 1934 or for any other purpose.